VIA EDGAR

April 13, 2022

Michael L. Kosoff

Senior Special Counsel

U.S. Securities and Exchange Commission

Division of Investment Management—Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	College Retirement Equities Fund (“CREF”) Post-Effective Amendment No. 57 to Registration Statement on Form N-3 (File Nos. 33-00480 and 811-04415)

Dear Mr. Kosoff:

On behalf of CREF, this document responds to comments you relayed to us on February 4, 2022, regarding CREF’s Post-Effective Amendment No. 57 filing on Form N-3 under Rule 485(a) of the Securities Act of 1933 (the “Securities Act”), as amended, with the Securities and Exchange Commission (“SEC”) (the “initial filing”). We are filing this response on EDGAR in advance of filing Post-Effective Amendment No. 60 on Form N-3 under Rule 485(b) of the Securities Act on April 28, 2022 (the “Amendment”), which will go effective on April 29, 2022. The main purposes of the Amendment are to make CREF’s new Class R4 effective and to implement the new requirements of Form N-3, including the use of summary prospectuses, as well as to annually update CREF’s registration statement. Capitalized terms used herein are defined the same as in the initial filing.

To facilitate the orderly filing of the Amendment, we would appreciate any comments you might have on our responses by April 20, 2022.

Statutory Prospectus

1.)	With the new class (Class R4), will any investors move to a more expensive class?

As CREF’s Class R4 will be the least expensive class, no investors will move to a more expensive class with the launch of Class R4.

2.)	Please provide the completed fees and expenses portions of the Key Information Table (“KIT”) and the tables in the section entitled “Fee and Expense Tables of the Contract” in correspondence before the Amendment filing.

See below for excerpts of the completed fees and expenses portions of the KIT and completed tables in the section entitled “Fee and Expense Tables of the Contract”.

Location in Prospectus
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses (not including any fees of a financial advisor) that you may pay each year, depending on the options you choose. Please refer to your plan documents for information about the specific fees you will pay each year based on the options you have elected.			Fee and expense tables of each Contract

	Annual Fee	Minimum	Maximum
	Annual Contract Expenses (Varies by Investment Account and Class) (as a percentage of average annual net assets)	CREF Equity Index Account, Class R4: 0.040%	CREF Stock Account, Class R1: 0.455%
	Optional benefits available for an additional charge (for single optional benefit, if elected)	N/A	N/A

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost (not including any fees of a financial advisor) you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract.

	Lowest Annual Cost: CREF Equity Index Account, Class R4: $39	Highest Annual Cost: CREF Stock Account, Class R1: $435

Assumes:

• Investment of $100,000

• 5% annual appreciation

• Least expensive combination of Contract Classes and Account management fees

• No optional benefits

• No sales charges

• No additional purchase payments, transfers or withdrawals

Assumes:

• Investment of $100,000

• 5% annual appreciation

• Most expensive combination of Contract Classes, Account management fees and optional benefits

• No sales charges

• No additional purchase payments, transfers or withdrawals

TRANSACTION EXPENSES

	Charge on all accounts
	Class R1	Class R2	Class R3	Class R4
Sales load imposed on purchases (as a percentage of premiums)	none	none	none	none
Deferred sales load (or surrender charge) (as a percentage of premiums or amount surrendered, as applicable)	none	none	none	none
Exchange fee or Redemption fee[1]	none	none	none	none
General loan origination fee	$75	$75	$75	$75
Residential loan origination fee	$125	$125	$125	$125
Annual loan maintenance fee	$25	$25	$25	$25

[1]	Currently, TIAA does not charge CREF participants for transfers of their accumulations to the TIAA Traditional annuity product. However, TIAA reserves the right to charge CREF participants in the accumulation phase a fee on transfers to TIAA Traditional in the future. CREF participants will receive prior notice of the imposition of such a transfer fee.

ESTIMATED annual CONTRACT expenseS
(as a percentage of average net assets)

	Base contract expenses	Management fees	Other expenses: Administrative expenses	Other expenses: Distribution expenses	Total other expenses	Total annual expense deductions

Stock Account
Class R1	0.005%	0.080%	0.275%	0.095%	0.370%	0.455%
Class R2	0.005	0.080	0.155	0.050	0.205	0.290
Class R3	0.005	0.080	0.110	0.035	0.145	0.230
Class R4	0.005	0.080	0.020	0.005	0.025	0.110
Global Equities Account
Class R1	0.005%	0.070%	0.275%	0.095%	0.370%	0.445%
Class R2	0.005	0.070	0.155	0.050	0.205	0.280
Class R3	0.005	0.070	0.110	0.035	0.145	0.220
Class R4	0.005	0.070	0.020	0.005	0.025	0.100
Growth Account
Class R1	0.005%	0.055%	0.275%	0.095%	0.370%	0.430%
Class R2	0.005	0.055	0.155	0.050	0.205	0.265
Class R3	0.005	0.055	0.110	0.035	0.145	0.205
Class R4	0.005	0.055	0.020	0.005	0.025	0.085

	Base contract expenses	Management fees	Other expenses: Administrative expenses	Other expenses: Distribution expenses	Total other expenses	Total annual expense deductions

Equity Index Account
Class R1	0.005%	0.010%	0.275%	0.095%	0.370%	0.385%
Class R2	0.005	0.010	0.155	0.050	0.205	0.220
Class R3	0.005	0.010	0.110	0.035	0.145	0.160
Class R4	0.005	0.010	0.020	0.005	0.025	0.040
Core Bond Account
Class R1	0.005%	0.065%	0.275%	0.095%	0.370%	0.440%
Class R2	0.005	0.065	0.155	0.050	0.205	0.275
Class R3	0.005	0.065	0.110	0.035	0.145	0.215
Class R4	0.005	0.065	0.020	0.005	0.025	0.095
Inflation-Linked Bond Account
Class R1	0.005%	0.020%	0.275%	0.095%	0.370%	0.395%
Class R2	0.005	0.020	0.155	0.050	0.205	0.230
Class R3	0.005	0.020	0.110	0.035	0.145	0.170
Class R4	0.005	0.020	0.020	0.005	0.025	0.050
Social Choice Account
Class R1	0.005%	0.040%	0.275%	0.095%	0.370%	0.415%
Class R2	0.005	0.040	0.155	0.050	0.205	0.250
Class R3	0.005	0.040	0.110	0.035	0.145	0.190
Class R4	0.005	0.040	0.020	0.005	0.025	0.070
Money Market Account[1]
Class R1	0.005%	0.030%	0.275%	0.095%	0.370%	0.405%
Class R2	0.005	0.030	0.155	0.050	0.205	0.240
Class R3	0.005	0.030	0.110	0.035	0.145	0.180
Class R4	0.005	0.030	0.020	0.005	0.025	0.060

[1]	TIAA withheld (“waived”) a portion of the Rule 12b-1 distribution and/or administrative expenses for Classes R1–R3 of the CREF Money Market Account (the “Account”) when a class’s yield was less than zero until December 31, 2021. TIAA may, for a period of three years after the date an amount was waived, recover from each class of the Account, including from Class R4 with respect to assets transferred from Classes R1–R3 that benefitted from the waiver, a portion of the amounts waived at such time as the class’s daily yield would be positive absent the effect of the waiver and, in such event, the amount of recovery on any day will be approximately 25% of the class’s yield (net of all other expenses) on that day. An estimate of any potential recovery amount is not included in the chart above.

3.)	In the KIT, in the first paragraph under Ongoing Fees and Expenses, it mentions “Please refer to your Contract specifications page for information about the specific fees…” Does an investor get this specifications page? If not, refer to plan documents instead.

We have changed this reference for further information about fees from the Contract specifications page to plan documents.

4.)	In the KIT, in the Annual Fee table under Ongoing Fees and Expenses, it refers to “Annual Contract Expenses (varies by Contract Account and Class).” Is this referring to Contract Account or investment account?

This reference is to the Investment Accounts and has been changed accordingly.

5.)	In the KIT section entitled Risks, under Insurance Company Risks, it mentions where to request more information about CREF, but does CREF have financial strength ratings?

Since CREF is not an insurance company, it does not have financial strength ratings, so we have removed this reference.

6.)	In the KIT section entitled Restrictions, under Investments, a statement similar to the first bullet point (regarding that not all Accounts are available under all plans) should be added to the beginning of the Appendix in the statutory prospectus, initial summary prospectus (“ISP”) and updating summary prospectus (“USP”).

A statement that not all Investment Accounts are available under all plans has been added to the beginning of the Appendix in the statutory prospectus, ISP and USP.

7.)	In the KIT section entitled Conflicts of Interest, under Investment Professional Compensation, at the beginning of the first point it mentions “No commissions are paid” yet within the second point, it mentions “Some professionals may receive compensation…..e.g., commissions”. Reconcile the inconsistencies on the statements regarding commissions.

We have revised this section to make it consistent.

8.)	In the KIT, please bold the headings “Investment Professional Compensation” and “Exchanges” under the section entitled Conflicts of Interest (similar to other headings) per Form N-3.

We have bolded these headings.

9.)	Under the section entitled Overview of the Contract – Additional Features – Systematic Withdrawals to Pay Advisory Fees, please disclose that contract fees exclude advisory fees. This disclosure should also be included in other instances of narrative leading into fee and expense disclosure throughout the statutory prospectus, ISP and USP. Additionally, clarify how these deductions operate under the disclosure related to Item 11 of Form N-3.

In all narrative lead-ins to fee and expense disclosure, we have added references that advisory fees are not included in such fees and expenses in the statutory prospectus, ISP and USP. We have also clarified in the disclosure of advisory fee withdrawals in the statutory prospectus how often advisory fees can be deducted from participants’ CREF Accounts and at what valuation.

10.)	Similarly, explain how plan-level fees are deducted from participant accounts.

Plan-level fees are deducted from participants’ accounts by their plans, not by CREF, and may come from any or all of a participant’s plan holdings. Therefore, we have not included any additional disclosure regarding how these deductions work in the Amendment.

11.)	In the section entitled Fee and Expense Tables of each Contract, in the first paragraph, it is suggested to remove “TIAA or subsidiaries of TIAA provide or arrange for the provisions of services for CREF “at cost” to TIAA and its affiliates.”

While we realize that this sentence is not part of the Form N-3 requirements around fee and expense disclosure, we believe the fact that CREF is an “at-cost” product that is sold without any profit earned on it by TIAA or its subsidiaries is a key differentiator of CREF and a material fact regarding CREF’s fees and expenses that should be disclosed in the statutory prospectus.

12.)	In the section entitled Fee and Expense Tables of each Contract, at the end of the second paragraph, it is suggested to remove the last two sentences regarding the effect of plan pricing and or combine/reduce them to reduce clutter per the Form.

We have removed the final two sentences of this paragraph and added the following underlined language to the beginning of this paragraph:

“The first table describes the fees and estimated expenses that you will pay at the time that you buy the Contract, surrender or make withdrawals from the Contract, or transfer Contract value between Accounts. State premium taxes may also be deducted. These fees and expenses do not reflect any advisory fees paid to financial intermediaries from your Contract value or other assets or any plan-level fees for TIAA recordkeeping (as discussed in further detail in the section entitled “Information from TIAA: TIAA plan pricing and employer plan fees” below). If such charges were reflected, the fees and expenses would be higher.”

13.)	Please disclose any actual possible exchange fees in the Transaction Expense table rather than disclosing $0 and footnoting the future possibility of such a fee.

We have maintained the footnote at issue and have not added any specific exchange fee amount in the Transaction Expense table. Any such exchange fees would be charged by TIAA on transfers into the TIAA General Account from CREF, and would not be charged by or retained by CREF. Thus, we do not think this fee is required to be reflected in CREF’s fee table, but we have kept the footnote in order to give participants notice of the future possibility of TIAA charging such a fee.

14.)	In the section entitled Fee and Expense Tables of each Contract, please bold the text above the Estimated Annual Contract Expenses table per Form N-3’s requirements (to be consistent with prior text in this section).

We have bolded this text.

15.)	In the section entitled Fee and Expense Tables of each Contract, please remove the last sentence on not charging any administrative expenses above the Estimated Annual Contract Expenses table.

We have removed this sentence.

16.)	In the Estimated Annual Contract Expenses table, please either combine the “Other Expenses” columns or add a “Total Other Expenses” column.

We have added a “Total Other Expenses” column to this table.

17.)	In the Fee and Expense Tables of each Contract, in the first paragraph before the Example, please delete or simplify the final two sentences.

We have significantly revised the final two sentences of this paragraph and added the following underlined language to the beginning of this paragraph in response to this comment and to comment #9:

“This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and Account operating expenses. This Example does not reflect any advisory fees paid to financial intermediaries from your Contract value or other assets or any plan-level fees for TIAA recordkeeping (as discussed in further detail in the section entitled “Information from TIAA: TIAA plan pricing and employer plan fees” below). If such charges were reflected, the costs of the Contract would be higher.”

18.)	Under the section entitled Principal Risks of investing in the Contract – Not a Short-Term Investment, please disclose whether there are any lack of redeemability risks related to the 1988 ACLI letter and Rule 6c-7 and applicable exemptive relief.

To address this comment, we have added the following language to both this section and to the KIT section on Risks—Not a Short-Term Investment:

“Your employer’s plan or the Internal Revenue Code may impose restrictions on your ability to redeem your accumulation under certain circumstances.”

19.)	Under the section entitled Starting Out and How to Purchase a Contract, for the third paragraph beginning “If we receive premiums from your employer and (where applicable) a completed application from you before we receive your specific allocation instructions (or if your allocation instructions violate employer plan restrictions or do not total 100%), we will invest all premiums remitted on your behalf in the default option that your employer has designated,” please comment on how this relates to CREF’s March 2, 1990 No-Action Letter?

CREF no longer relies on its March 2, 1990 no-action letter (“NAL”). The NAL provided CREF no-action assurances with respect to its practice of allocating certain initial premiums to the CREF Money Market Account as described in CREF’s incoming letter (“Unallocated Premiums”), notwithstanding certain requirements in Rule 22c-1(c) under the 1940 Act.  Subsequent to the NAL, such as following the adoption of the Pension Protection Act of 2006, retirement plan sponsors on the TIAA retirement platform gradually began to mandate a “qualified default investment alternative” (or “QDIA”) option under Section 404(c)(5) of ERISA (and DOL regulations thereunder), or other default option, for Unallocated Premiums rather than automatic allocations to the CREF Money Market Account. Consequently, TIAA, in its capacity as retirement platform recordkeeper, was required by such retirement plan sponsors to remit Unallocated Premiums to the QDIA or other default option specified by the plan sponsor.  CREF’s prospectus was previously updated accordingly and the disclosure referenced in the staff’s comment above reflects current practice.

20.)	Under the section entitled How to Transfer and Withdraw Your Money – Lump-Sum Benefit, please in all instances where referred to please differentiate more clearly between the two types of lump sum benefits.

CREF only offers one true lump-sum benefit, which is also referred to as the “Retirement Transition Benefit,” whereby, if a plan permits, a participant may receive a lump-sum payment of up to 10% of their accumulation immediately before their annuitization. Other references to “lump-sums” in the initial filing were merely descriptions of single-sum withdrawals. In order to prevent confusion, we have distinguished these two instances by referring to the benefit consistently as the “Retirement Transition Benefit” and the description of complete withdrawals as “single-sum” withdrawals in the Amendment.

21.)	Please include the loan fees disclosed in the section entitled Loans in the KIT and in the Transaction Expenses table.

We have added references to the one-time and annual loan fees to the KIT and the Transaction Expenses table.

22.)	Under the section entitled Loans, please clarify that loans reduce death benefits per Form N-3.

We have added such a statement to this section.

23.)	In the section entitled Illustrations of Annuity payments, please disclose the risk of choosing the Money Market Account in the payout phase due to negative yields or underperformance due to historically low interest rates.

We have added the following sentence to the end of the final paragraph before the charts in this section:

“In particular, with respect to the Money Market Account, your income payments could be zero or very low when the yields of one or more of the Account’s classes are near or below zero due to low prevailing interest rates.”

24.)	Please combine the Benefits Under the Contract table and Other Features of the Contract table.

We have not combined these tables as they disclose different types of information. The first discloses benefits to participants under the Contract. The second discloses different technical features that participants may choose to utilize. Although not set forth in the Form, we believe that including information on the other features of the Contract in tabular form is a clearer form of presentation for participants.

25.)	Please include the Item 18 legend and Appendix from the ISP in the statutory prospectus since if this section is included in the ISP, it is required to be in the statutory prospectus as well per Form N-3.

We have added the Item 18 legend and Appendix to the statutory prospectus.

26.)	For the Social Choice Account, please include ESG-screened securities in the Account’s 80% names rule I (Rule 35a-1 of the Investment Company Act of 1940) investment policy.

CREF respectfully declines to amend the prospectus for the Social Choice Account to include an 80% policy related to “social choice” in the Account’s name. Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) requires that a fund adopt an 80% policy in three situations: (i) when it has a name suggesting investment in certain investments or industries; (ii) when it has a name suggesting investment in certain countries or geographic regions; and (iii) when it has a name suggesting it is exempt from federal income tax or from both federal and state income tax.

However, CREF does not believe that the term “social choice” is a term that falls under any of the three categories outlined in Rule 35d-1. “Social choice” does not suggest investment in certain industries, countries or geographic regions or suggest that the Account is exempt from any tax. The term “social choice” is not specifically addressed in the Rule 35d-1 adopting release or the SEC staff’s guidance regarding frequently asked questions about Rule 35d-1, in which the staff distinguished between a term that suggests an investment objective or strategy and a term that suggests a type of investment. As used by the Account, the term “social choice” describes a strategy and not a particular type of investment. To carry out the Account’s investment strategy, TCIM analyzes equity investments, and certain fixed income investments, in accordance with certain ESG criteria, as discussed in detail in the prospectus.

27.)	Also for the Social Choice Account, please include the name(s) of the ESG provider(s) the Account uses and a summary of their methodologies/criteria.

CREF notes that the ESG providers that the Account uses may change over time. Furthermore, please note that the initial filing (and Amendment) contains substantive disclosure regarding the components and methods used by the third party ESG provider(s). As a result, we believe that the current disclosure adequately addresses the material information and respectfully decline to identify in the Amendment the names of the third-party providers.

28.)	In addition, for the Social Choice Account, please describe TIAA’s proprietary Impact framework.

We have added additional disclosure describing TIAA’s proprietary Impact framework and how it is utilized by the portfolio managers of the Account. The main paragraph describing this framework now reads as follows:

“Additionally, TCIM invests some of the fixed-income portion of the Account taking into consideration TIAA’s proprietary Impact framework as implemented by the Account’s portfolio management team. As of December 31, 2021, 42.2% of the Account was invested in Impact investments. These investments provide direct exposure to issuers and/or individual projects that TCIM, through its proprietary analysis, believes have the potential to have social or environmental benefits. Within this exposure to impact investments, the Account seeks opportunities to invest in publicly traded fixed-income securities that finance initiatives in areas including affordable housing, community and economic development, renewable energy and climate change and natural resources. These investments will be selected based on the same financial criteria used by TCIM in selecting the Account’s other fixed-income investments. The portion of the Account invested in accordance with TIAA’s proprietary Impact framework is not additionally subject to the ESG criteria. TCIM engages with issuers of investments deemed by TCIM to represent impact securities to communicate impact reporting preferences and encourage alignment with industry best practices regarding responsible investment.”

29.)	Under the section entitled Past Performance, please correct the positioning of the “Average Annual Total Returns For Class R1” header.

We have corrected the positioning of this header.

30.)	Also under the section entitled Past Performance, please bold part of the legend that says “Performance reflects contract fees and expenses that are paid by each investor.”

We have bolded this statement.

31.)	Under the Past Performance table, please consider whether to state that the composite index for CREF Social Choice Account is not an ESG-screened index.

We have not made this change as the three indices in the CREF Social Choice Account’s composite index are all very broad-based and well-known. Additionally, immediately after the Past Performance table is a section that includes more in-depth information about the composition of each of these indices.

32.)	Under the Past Performance table, please confirm if the first sentence in the footnote concerning CREF Money Market Account is still necessary.

We have simplified the Past Performance table footnotes concerning the CREF Money Market Account to read as follows:

“TIAA withheld (“waived”) a portion of the Rule 12b-1 distribution and/or administrative expenses for Classes R1-R3 of the CREF Money Market Account (the “Account”) when a class’s yield was less than zero until December 31, 2021. TIAA may, for a period of three years after the date an amount was waived, recover from each class of the Account, including from Class R4 with respect to assets transferred from Classes R1-R3 that benefitted from the waiver, a portion of the amounts waived at such time as the class’s daily yield would be positive absent the effect of the waiver and, in such event, the amount of recovery on any day will be approximately 25% of the class’s yield (net of all other expenses) on that day.”

33.)	For the Back Cover page, please hyperlink the reference to “CREF’s annual report and semiannual report.” A date should also be included for these reports. The same should be done for the ISP and SAI, as relevant.

We have hyperlinked these references, as applicable, in the statutory prospectus, ISP, USP and SAI, and included the relevant dates of the shareholder reports.

Statement of Additional Information (“SAI”)

34.)	Under the section entitled Periodic Reports, please consider whether or not the last sentence in this section is still appropriate.

We have adjusted this sentence so that it makes clear that we will “make available” CREF’s shareholder reports to participants, rather than “transmit” them to participants.

Part C

35.)	Please include CREF’s Multi-Class Plan as an exhibit to the Amendment.

We intend to include CREF Multi-Class Plan, as amended to include new Class R4, as an exhibit to the Amendment.

36.)	Please ensure that Item 32 (Exhibits) is renumbered per amended Form N-3.

We intend to renumber the Exhibit list so it follows amended Form N-3’s requirements in the Amendment.

Initial Summary Prospectus (“ISP”)

37.)	Please update the footer throughout the document from “Prospectus” to “Summary Prospectus” or “Initial Summary Prospectus,” as applicable.

We have updated the footer to “Initial Summary Prospectus.”

38.)	There is a reference in the Table of Contents listing “Special Terms,” but there is no Special Terms section in the ISP.

We have removed this reference in the Table of Contents.

39.)	Please ensure that the Benefits table in the ISP is the same as the Benefits table in the statutory prospectus.

We have conformed these tables.

40.)	In the Appendix, please move the “Investment Objective” column to the far left and combine the “Account” and “Adviser” categories in the next column per Form N-3.

We have made this change to the Appendix columns.

41.)	In the Appendix, please simplify or delete the footnote on CREF Money Market Account here and in all other similar instances of this language throughout the statutory prospectus and ISP.

The footnotes on CREF Money Market Account’s waivers have been replaced with the following, as also noted in the response to Comment #32:

“TIAA withheld (“waived”) a portion of the Rule 12b-1 distribution and/or administrative expenses for Classes R1-R3 of the CREF Money Market Account (the “Account”) when a class’s yield was less than zero until December 31, 2021. TIAA may, for a period of three years after the date an amount was waived, recover from each class of the Account, including from Class R4 with respect to assets transferred from Classes R1-R3 that benefitted from the waiver, a portion of the amounts waived at such time as the class’s daily yield would be positive absent the effect of the waiver and, in such event, the amount of recovery on any day will be approximately 25% of the class’s yield (net of all other expenses) on that day. An estimate of any potential recovery amount is not included in the expenses shown in the chart above.”

42.)	On the Back Cover page, please include each of the CREF EDGAR contract identifiers.

We have added all of the CREF EDGAR contract identifiers in this location.

* * * *

We believe that this information is responsive to your comments. However, if you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall

Rachael Zufall